EXHIBIT 99.4

SEPTEMBER 2026 LETTER

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SENT VIA E-MAIL

September 4, 2026

Health Catalyst, Inc.

Attention: Corporate Secretary

10897 South River Front Parkway #300

South Jordan, UT 84095

Secretary@healthcatalyst.com

Dear Board:

Palogic Value Management applauds the successful completion of the VitalWare sale. This transaction has substantially strengthened Health Catalyst’s financial position, transitioning the Company from a net-debt posture to a well-capitalized, net-cash balance sheet. We commend the employees, executive leadership, and Board for executing this divestiture.

We continue to believe significant unrealized value exists in Health Catalyst’s remaining operations. We are optimistic that the leadership of Mr. Albert, paired with the stewardship of the reconstituted Board, can unlock and compound this value. Now that the balance sheet is stabilized, we believe the Company owes investors a clear, forward-looking business plan. This plan should include tangible operating metrics and a transparent risk framework that guides capital allocation decisions. Our understanding is that a significant number of R&D efforts are centered around product extensions, enhancement, and new capabilities as opposed to simply maintaining and nurturing the existing product suite. In our opinion, these expanded R&D efforts, while potentially value enhancing, also create financial risks and mask the profitability of the existing business. Please separate these costs so that the public can understand the size of the speculative spending and the corresponding business opportunities.

We insist on additional increased shareholder transparency, and would like to see enhanced disclosures around the following areas:

•	Applications

Our analysis suggests that several legacy Health Catalyst applications retain significant stand-alone value. Given that the 2025 Form 10-K indicated a transition toward new 2026 reporting metrics, we request that the forthcoming reporting framework provide granular visibility into:

•	Applications Revenue: Baseline revenue generated specifically by the software application suite.

•	Customer Penetration: Total application customer count and the percentage of clients utilizing multiple applications.

•	Segmented Retention (NDR / GDR): Disaggregated Net and Gross Dollar Retention rates across core application categories to isolate healthy modules from known drags (such as Medicity).

•	Bookings: We encourage increased disclosure regarding bookings. Palogic suggests disaggregating application, infrastructure, and professional services and indicating what these bookings mean for ARR across the ‘technology’ line item, consistent with industry-accepted reporting.

•	Infrastructure & Ignite Migration Path

DOS commoditization/displacement and Ignite migration have been areas of key concern for investors. Please provide a clear revenue and margin bifurcation between infrastructure/data-platform services (where DOS commoditization and Ignite migration face headwinds from hyperscaler data warehouses) and proprietary application software.

•	Professional Services Revenue

Health Catalyst possesses specialized, high-value consulting capabilities. Offerings such as Intraprise Health and clinical abstraction/registry services could command meaningful standalone value and attractive margin profiles. Please provide increased visibility into the professional services revenue makeup.

•	Financial Framework/Risk Management

Given the Company's history of questionable capital allocation decisions, we ask the Board the following questions:

•	Strong Balance Sheet: What constitutes a “strong balance sheet” for the Company, in specific terms?

•	Multiyear Transformation: What is the timeframe and scope of the “multiyear transformation,” and what specifically is being transformed?

•	Cash Utilization: How much of the Company's current cash position is the Board willing to put at risk, and toward what objectives?

•	Zero-Based Budgeting: We believe the company should use zero-based budgeting to force strategic planning and financial discipline in a way that creates accountability across the company. Is this currently occurring?
Does current financial leadership have the capability to guide a transition to sustained profitability, given its tenure at a company with a long history of losses?

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•	Financial Risk Framework: What framework is the Board using to make investment decisions?

•	Strategic Horizon: What is the defined timetable by which management and the Board expect the standalone entity to demonstrate self-sustaining, profitable growth?

We continue to believe in the significant intrinsic value of customer relationships and solutions that the Company retains. The public markets currently undervalue the deep institutional know-how that exists across the application base and are too focused on the infrastructure migration and revenue decline associated therewith. Unfortunately, the public nature of the low stock price and resulting implied enterprise value is often demotivating for employees, existing customers, and prospects. Health Catalyst’s stock price implies de minimis enterprise value, and the resulting dilution that unaffiliated shareholders are currently suffering creates an unjust framework for RSU and other stock-based compensation. This cannot persist.

We stand ready to collaborate with the Board in any way we can to help repair the investor trust that has been eroded.

Respectfully Yours,

Ryan Vardeman, Principal

Scott Williams, Principal

Palogic Value Management, LP

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